PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, September 13, 2004
All amounts are expressed in US dollars, unless otherwise indicated.

CORPORATE UPDATE

Cambior wishes to provide an update on various corporate initiatives that are ongoing in the Guiana Shield and Canada.

Guiana Shield

Rosebel Mine - Production Increase

The Rosebel mine in Suriname commenced commercial production on February 11, 2004 and has rapidly exceeded its designed capacity of 14,000 tonnes per day (tpd). After further optimization and adjustments, the mill has reached a new record average throughput of 17,200 tpd for August 2004.

The production results since start-up are as follows:

	Throughput		Grade	Gold recovery
	(000 t)	(tpd)	(g Au/t)	(%)
February	224	11,800	1.2	90.9
March	445	14,400	1.8	91.3
April	454	15,100	2.0	91.4
May	441	14,200	2.1	93.4
June	422	14,100	1.9	92.9
July	475	15,300	1.7	93.7
August	533	17,200	1.5	94.0

Total	2,994	14,800	1.8	92.6

A recent evaluation of the mill circuit operations at this higher tonnage indicates that an average throughput of 17,000 tpd is sustainable over the long term with no additions to the grinding circuit, but with minor additions and modifications to the CIL (carbon in leach) and stripping circuit. This is a major improvement over the 2002 Feasibility Study, which anticipated a throughput reduction to 12,000 tpd after 18 months when hard rock and transition ore would represent 50% of the mill feed. Because of this positive development, gold production at the Rosebel mine should be 24,200 ounces per month at the average reserve grade compared to 17,200 ounces per month in the Feasibility Study for the period beyond June 2005. Gold production for 2004 is now estimated at 260,000 ounces compared to the original target of 245,000 ounces.

Construction of a the gyratory crusher, crushed ore stockpile with stacker and reclaim conveyor, and effluent treatment plant with related pipelines, which had been scheduled to come on stream by mid-2005, has been initiated. Capital expenditures for these planned facilities, previously described mill upgrades and additional truck transfers from the Omai mine are estimated at $20 million over the next twelve months, approximately $8 million more than in the Feasibility Study.

Development drilling on the extensions of three of the deposits, Pay Caro, East Pay Caro and Royal Hill had a delayed start, but reached a steady rate of 6,000 metres per month in August. Results from the 17,600 metres of drilling completed to-date are generally positive. Data processing, geological modeling and updated resource estimates will be completed for the yearend mineral reserve estimations.

Omai Mine - Depletion of Fennell Pit

An increase in mineral reserves in the Fennell pit and production delays during the rainy season will extend production from the Fennell pit into the fourth quarter of 2004, well beyond the planned August closure. Gold production for 2004 is now estimated at 240,000 ounces compared to the original forecast of 234,000 ounces.

Current production from the Fennell pit is being complemented with low-grade hard rock ore from the stockpile. It is estimated that 3.7 million tonnes at 0.9 g Au/t will remain to be processed in the first 9 months of 2005 for production of 100,000 ounces.

Privatization of Linden Bauxite Operations in Guyana

Cambior is pleased to announce it has concluded an agreement with the Government of Guyana to privatize certain assets of Linden Mining Enterprises Ltd. (Linmine), a bauxite mining and processing operation wholly-owned by the Government of Guyana. Open-pit bauxite mining started over 80 years ago in this area located 100 km to the south of the capital city, Georgetown.

A new company, Omai Bauxite Mining Inc. (OBMI), has been created to give effect to the privatization and will be owned 70% by Cambior and 30% by the Government of Guyana. The Government of Guyana will contribute the processing plant and service facilities, the Montgomery mine with mineral reserves of 62 million tonnes of bauxite at 60% Al203, and other mining leases and prospecting licenses on additional bauxite resources in the Linden area. Cambior will invest an amount of $10 million to acquire a 70% interest; of this amount, $5 million will be cash and the balance will represent $5 million in mine equipment transfers from Omai Gold Mines Ltd (OGML). OBMI has also received a commitment for a $10 million credit facility from a Caribbean financial institution on a non-recourse basis, but subject to a $5 million construction cost-overrun facility from Cambior. This facility is for 10 years at an interest rate of 10.5% per year.

Current production from Linmine is for non-metallurgical (other than aluminum production) applications. The main product is a high-alumina refractory bauxite or RASC (Refractory A Super Calcined) due to the unique chemical and physical properties of Linden bauxites. Minor sales of chemical-grade bauxite (CGB) and cement-grade bauxite (CeGB) are also realized. As part of the agreement, both shareholders have agreed to reinvest all free cash flows during the initial five years of operation to expand the operation into other non-metallurgical products, as well into metallurgical bauxite (for aluminum production) based on market conditions. Cambior has received expressions of interest from large clients for both metallurgical and non-metallurgical products.

The initial investment, totaling nearly $20 million, will permit the refurbishing of the process plant in order to increase its capacity by at least 100%, improvement of storage and port infrastructures, construction of a new mine mobile equipment shop, construction of a direct haulage road and expansion of the tailings pond, in addition to expansion of the mine fleet.

Furthermore, Cambior, through its subsidiary Omai Services Inc., will install a facility to generate initially up to 17 MW of electrical power at Linden by using available gensets from the Omai mine. Power supply agreements will be finalized with the Government of Guyana to supply both the Linden area (75% of demand) and OBMI for the bauxite operation (25% of demand). Currently the mine experiences frequent power outages causing disruption to the mining operation. OGML will initially transfer four diesel generators valued at $2.2 million to Omai Services Inc. which has also received a financing commitment from a Caribbean financial institution of $8 million over 10 years at a rate of 10.5% on a non-recourse basis for the power plant.

The transaction regarding the Linmine privatization and the power supply are expected to close within the next month. Closing is subject to proper legal documentation and other usual conditions.

As background, Cambior was invited by the President and Prime-Minister of Guyana in 2001 to conduct an evaluation of the unprofitable Linmine operations. This resulted in a pre-feasibility study and a feasibility study detailing plans to execute a major turnaround of the operations in February 2003. A subsidiary of Omai Gold Mines Ltd. has performed contract mining at Linmine for more than four years, and has been responsible for total mining operations since January 2003. Since both Cambior and the Government of Guyana were working on the organization and financing of the Linmine privatization, the Government of Guyana agreed that Cambior should assume management of the entire Linmine operation and the responsibility for product marketing as of July 2003. Production results since then have been as follows:

	3Q 2003	4Q 2003	1Q 2004	2Q 2004	Total
Mining
Over burden (BCM)(1)	474,160	481,410	172,860	747,420	1,875,850
Bauxite (t)	62,300	89,960	52,080	132,220	336,560
Processing
RASC (t)	30,814	24,838	30,590	36,051	122,293

(1) Bank Cubic Metres

In the 18 month-period prior to July 2003, average RASC production had been 5,000 tonnes per month. Cambior was successful in doubling production and sales and generating operating cash flows to initiate critical rehabilitation work. More importantly, Cambior established itself as a reliable supplier of high-quality RASC to Europe, North America, South America, Asia and Australia over the last twelve months.

After completing the privatization and the initial investment in OBMI and the power plant, OBMI is expected to sell approximately 240,000 tonnes of RASC and generate net revenues of $33 million and operating cash flows of $10 million per year.

Cambior looks forward to working with the Government of Guyana as a partner on the privatization of Linmine and the future development of the new enterprise. Even though this venture is non-gold, Cambior recognized that it was in a unique position as the only international mining company with more than 15 years of positive experience in Guyana, an excellent reputation as a corporate citizen, and a large pool of management, technical and operating talent and available equipment from the Omai mine as its production winds down. This investment not only exceeds our minimum investment criteria, but has large reserves/resources and offers many opportunities for expansion and value creation over time. Furthermore, it is a tremendous demonstration of our corporate policy of sustainability as Cambior will remain an important employer and economic contributor in Guyana well beyond the closure of the Omai mine.

Canada

Doyon Mine: Reduced Throughput

Cambior is proceeding with a reorganization of the Doyon gold mine in Abitibi, Quebec, resulting in a reduction in manpower and a decrease in the annual mining rate. The reorganization of the operation became necessary due to gradual increase in operating costs and rock mechanic constraints. Ground stability issues in May caused extensive damage to the main ramp and disrupted our development and production schedule for a four-month period as we were rehabilitating the main ramp. Subsequent analysis indicated that some production domains near infrastructures should be delayed until the last years of exploitation and the mining rate between the 8th and 12th levels should be slowed for a more stable and predictable sequencing of stoping activity. For this reason, it has been decided to reduce the underground production rate from one million tonnes per year to 700,000 tonnes per year. The Doyon mine has not met profitability targets established by the Company and it is of primary importance to proceed with a new mining plan in order to focus on higher-grade areas of the mine. Average grade from the underground mine starting in 2005 is estimated at 5.5 g Au/t and the gold production contributed by underground will be 120,000 ounces per year. Some 800,000 tonnes at 3.3 g Au/t will be removed from reserves and transferred to resources based on current gold price and estimated cost of production.

The reorganization will result in a reduction of 130 employees (33 staff employees and 97 hourly employees). Some of the affected employees will be offered employment to fill an expected 50 available positions at the Mouska and Sleeping Giant mines, while certain other individuals may opt to participate in an early retirement program. The Company anticipates the cooperation of the union representing its hourly employees and Government officials in assisting in the reemployment of the affected employees. The restructuring costs are expected to amount to Cdn $ 2.5 million.

Mouska Mine: Production Resumption

The mine deepening program at the Mouska mine has progressed extremely well, and is expected to be completed by the end of September, one month ahead of schedule and slightly lower than budgeted. The early completion of the internal shaft deepening program will allow a resumption of mining activities at Mouska one month sooner and provide high grade ore for processing. The Company is currently recalling its employees and recruiting for open positions.

Production Plan for the Doyon Division

For the fourth quarter of 2004, it is expected that the Doyon division (which includes both the Doyon and Mouska mines), will produce approximately 40,000 ounces of gold at a mine operating cost of Cdn $415 per ounce. For 2004, the Company is revising its production target for the division downward slightly to 160,000 ounces. The new mining plan for the Doyon division for the next few years will forecast the mining of 800,000 tonnes of ore per year at a grade of 6.7 g Au/t, for annual gold production of 170,000 ounces at an estimated mine operating cost of Cdn $380 per ounce.

Exploration - Doyon Area

The Doyon mine has produced close to 4.9 million ounces of gold since the beginning of operations in 1980. Cambior continues to be enthusiastic about the potential on the volcanic belt to the east of the mine, which includes the Westwood project. An exploration drift was initiated in early 2004 to provide an exploration base at depth for the area between the current shaft facilities and the eastern boundary of the Doyon property. The Company is currently studying the area between the Doyon and Mouska mines and anticipates establishing an underground exploration drift to study various prospective targets.

Cambior's Consolidated Production

The following table compares the original budget for the year 2004 with the currently revised forecast, taking into account the adjustments described above.

Mine	Original Budget	Revised Forecast
(000 ounces of gold)
Rosebel (1)	245	260
Omai	234	240
Doyon Division	192	160
Sleeping Giant (50%)	34	34
Sub-Total	705	694
Poderosa (2) (55%)		11
TOTAL	705	705

Niobec (3)
Sales of Nb (in millions of $)	24	36

(1) Commercial production began on February 11, 2004
(2) Assuming closing of the Poderosa transaction at the end of October 2004
(3) Acquisition of the remaining interest in the Niobec mine on July 3, 2004

Furthermore, our forecasted gold production for the next five years, assuming closing of the Poderosa transaction and commercial production at Camp Caiman at the start of 2007 is as follows:

Mine	Gold Production Forecast (000 ounces)
	2004	2005	2006	2007	2008
Rosebel	260	300	300	290	290
Omai	240	100	-	-	-
Doyon Division	160	170	170	170	170
Sleeping Giant (50%)	34	33	30	30	30
Poderosa (55%)	11	60	70	70	70
Camp Caiman	-	-	-	100	100

Total	705	663	570	660	660

Presentation to Mining Analysts in Toronto

The Company will be making a luncheon presentation to a group of mining analysts (MRAG) in Toronto, on Monday, September 13, 2004. The presentation will be available on the Company's website at www.cambior.com.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C", trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that are recognized and mandated by Canadian Securities regulators but are not recognized by the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2003 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department, or on the SEDAR website at www.sedar.com.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, future commercial production, reserve and resource development, production targets and timetables, the evolution of mineral reserves and resources, mine operating costs, capital expenditures, work programs and schedules, development plans, the securing of necessary financing to fund the Linmine transaction, the successful negotiation and closing of the Linmine transaction and the anticipated benefits of this transaction for Omai Gold Mines Limited and its subsidiaries, the closing of the Poderosa transaction as well as the successful reorganization of the Doyon mine. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements; also, there is absolutely no certainty or guarantee that all conditions precedent to the closing of the Linmine and the Poderosa transactions will be fulfilled. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards and other risks referred to in Cambior's 2003 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager - Investor Relations
Tel: (450) 677-2699
Fax: (450) 677- 3382
E-mail: info@cambior.com

Internet: www.cambior.com
PR-2004-19